As filed with the Securities and Exchange Commission on May 27, 2021	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

CREDIT SUISSE GROUP AG

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Switzerland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee(2)
American Depositary Shares representing ordinary shares of Credit Suisse Group AG	100,000,000 American Depositary Shares	$5.00	$5,000,000	$ 545.50
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.
(2)	Pursuant to Rule 457(k) under the Securities Act of 1933, the registration fee is based on the maximum aggregate amount of fees or charges to be imposed in connection with the issuance of the American Depositary Shares being registered.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8, 21 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Article number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of November 22, 2016 among Credit Suisse Group AG, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 27, 2021.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Credit Suisse Group AG.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Robert W. Goad
	Name:	Robert W. Goad
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, Credit Suisse Group AG has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Zurich, Switzerland, on May 27, 2021.

Credit Suisse Group AG

By:	/s/ Thomas Gottstein
Name:	Thomas Gottstein
Title:	Chief Executive Officer

By:	/s/ David Mathers
Name:	David Mathers
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints David Mathers, Romeo Cerutti, Crystal Lalime and Kinner Lakhani, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the following capacities on May 27, 2021.

Name		Title

/s/ Thomas Gottstein		Chief Executive Officer, Credit Suisse Group AG
Thomas Gottstein

/s/ David Mathers		Chief Financial Officer (Principal Accounting
David Mathers		Officer), Credit Suisse Group AG

/s/ António Horta-Osório		Chairman of the Board of Directors, Credit Suisse
António Horta-Osório		Group AG

/s/ Severin Schwan		Vice Chair of the Board of Directors, Credit Suisse
Severin Schwan		Group AG

Director, Credit Suisse Group AG
Iris Bohnet

/s/ Clare Brady		Director, Credit Suisse Group AG
Clare Brady

/s/ Christian Gellerstad		Director, Credit Suisse Group AG
Christian Gellerstad

Director, Credit Suisse Group AG
Michael Klein

/s/ Shan Li		Director, Credit Suisse Group AG
Shan Li

/s/ Seraina Macia		Director, Credit Suisse Group AG
Seraina Macia

/s/ Blythe Masters		Director, Credit Suisse Group AG
Blythe Masters

/s/ Richard Meddings		Director, Credit Suisse Group AG
Richard Meddings

/s/ Kai S. Nargolwala		Director, Credit Suisse Group AG
Kai S. Nargolwala

/s/ Ana Paula Pessoa		Director, Credit Suisse Group AG
Ana Paula Pessoa

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the following capacity on May 27, 2021.

CREDIT SUISSE (USA), INC.		Authorized Representative in the United States

By:	/s/ Crystal Lalime
Name	Crystal Lalime
Title:	General Counsel

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of November 22, 2016 among Credit Suisse Group AG, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification under Rule 466